Results of Special Meetings of Shareholders


The Fund held a special meeting of shareholders on November 19, 2013, relating to the approval of the New Agreement between the Trust, on behalf of the Fund, and the Advisor. There were 963,658 shares outstanding on the record date of the special meeting of shareholders. A total of 532,553 shares were represented at the meeting, either in person or by valid proxy, constituting 55.26% of the shares eligible to vote. The voting results were as follows:

Proposal 1, to approve a new investment advisory agreement between the Trust, on behalf of the Fund, and AllianceBernstein L.P.

For: 464,398
Against: --
Abstain: 68,155
Total: 532,553


On November 11, 2013, the Board of Trustees of the
Trust approved a plan of acquisition and liquidation under which the AllianceBernstein Concentrated Growth
Fund (the AB Fund), a newly created series of AllianceBernstein Cap Fund, Inc. will acquire all the assets and assume all the liabilities of the Fund
(the Acquisition). The effect of the Acquisition is that the Funds shareholders will become shareholders of Advisor Class shares of the AB Fund. The Acquisition is expected to be tax-free to the Funds shareholders for federal income tax purposes. A special meeting of the shareholders of the Fund was held on February 25, 2014, at which the shareholders of the Fund approved the Agreement and Plan of Acquisition and Liquidation, the Acquisition is expected to take effect on or about
March 1, 2014. A brief description of the matter voted upon as well as the voting results are outlined below.

There were 975,868 shares outstanding on the record date of the special meeting of shareholders. A total of 594,102 shares were represented at the meeting, either in person or by valid proxy, constituting 60.88% of the shares eligible to vote. The voting results were as follows:

Proposal 1, to approve an Agreement and Plan of Acquisition and Liquidation (the Plan) of the Fund.

For: 536,093
Against: 3,414
Abstain: 54,595
Total: 594,102